NESTMENT, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheets 2

Statements of Operations 3

Statements of Changes in Stockholders' Deficit 4

Statements of Cash Flows 5

Notes to Financial Statements 6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Nestment, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Nestment, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' deficit, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 15, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 3, 2025
Los Angeles, California

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 72,165	$ 1,727,025
Note Receivable	100,000	100,000
Accrued Interest on Note Receivable	23,562	13,562
Total Current Assets	**195,727**	**1,840,587**
Property and Equipment, net	4,551	7,585
Right-of-Use Asset	148,625	-
Equity Investment	148,183	-
Security Deposit	20,000	-
Total Assets	**$ 517,086**	**$ 1,848,172**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 19,121	$ 39,169
Convertible Notes	250,000	250,000
Accrued Interest on Convertible Notes	30,764	15,764
Lease Liability, current portion	55,257	-
Other Current Liabilities	951	2,053
Total Current Liabilities	**356,092**	**306,987**
Simple Agreement for Future Equity	4,316,630	3,646,467
Lease Liability, net of current portion	93,368	-
Total Liabilities	**4,766,090**	**3,953,454**
STOCKHOLDERS' EQUITY		
Common Stock	48	48
Additional Paid in Capital	849	430
Accumulated Deficit	(4,249,901)	(2,105,760)
Total Stockholders' Equity	**(4,249,004)**	**(2,105,282)**
Total Liabilities and Stockholders' Equity	**$ 517,086**	**$ 1,848,172**

See accompanying notes to financial statements.

NESTMENT, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 12,338	$ -
Cost of Goods Sold	-	-
Gross Profit	**12,338**	**-**
Operating Expenses		
General and Administrative	2,034,943	1,392,731
Selling and Marketing	18,391	30,455
Total Operating Expenses	**2,053,335**	**1,423,186**
Net Operating Loss	**(2,040,997)**	**(1,423,186)**
Interest Expense	26,199	16,004
Other Loss/(Income)	76,946	616,619
Loss Before Provision for Income Taxes	**(2,144,142)**	**(2,055,809)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (2,144,142)**	**$ (2,055,809)**

See accompanying notes to financial statements.

NESTMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

	Common Stock		Subscription	Additional Paid In	Accumulated	Total Stockholders'
(in , $US)	**Shares**	**Amount**	**Receivable**	**Capital**	**Deficit**	**Equity**
Balance—December 31, 2021	**5,000,000**	**$ 50**	**$ (50)**	**$ -**	**$ (49,951)**	**$ (49,951)**
Cancelled Stock	(225,000)	(2)	2	-	-	-
Capital Contribution	-	-	48	430	-	478
Net Loss	-	-	-	-	(2,055,809)	(2,055,809)
Balance—December 31, 2022	**4,775,000**	**$ 48**	**$ -**	**$ 430**	**$ (2,105,760)**	**$ (2,105,282)**
Share-Based Compensation	-	-	-	419	-	419
Net Loss	-	-	-	-	(2,144,142)	(2,144,142)
Balance—December 31, 2023	**4,775,000**	**$ 48**	**$ -**	**$ 849**	**$ (4,249,901)**	**$ (4,249,004)**

See accompanying notes to financial statements.

NESTMENT, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (2,144,142)	$ (2,055,809)
Adjustments to Reconcile Net loss to Net Cash Used in Operating Activities		
Depreciation of Property	3,034	3,179
Share-Based Compensation	419	-
Fair Value in Excess of Stated Value of Derivative Instrument	115,163	626,619
Accrued Interest on Note Receivable	(10,000)	(10,000)
Changes in Operating Assets and Liabilities:		
Credit Cards	(20,048)	32,332
Accrued Interest on Convertible Notes	15,000	15,000
Other Current Liabilities	(1,103)	2,053
Security Deposit	(20,000)	-
Net Cash Used In Operating Activities	**(2,061,677)**	**(1,386,626)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	(5,638)
Note Receivable	-	(100,000)
Equity Investment	(148,183)	-
Net Cash Used in Investing Activities	**(148,183)**	**(105,638)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	-	478
Borrowing on Convertible Notes	-	50,000
Proceeds from Issuance of Simple Agreement for Future Equity	555,000	3,019,849
Net Cash Provided by Financing Activities	**555,000**	**3,070,326**
Change in Cash & Cash Equivalents	**(1,654,860)**	**1,578,062**
Cash & Cash Equivalents —Beginning of The Year	1,727,025	148,963
Cash & Cash Equivalents—End of The Year	**$ 72,165**	**$ 1,727,025**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 26,199	$ 16,004

See accompanying notes to financial statement

1. NATURE OF OPERATION

Nestment, Inc. was incorporated on September 24, 2021, in the State of Delaware. The financial statements of Nestment, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Nestment, Inc. is a company that facilitates homeownership through co-buying and house-hacking strategies. It provides market analysis, financial tools, and personalized guidance to help individuals invest in residential properties. Nestment also offers structured exit strategies for investors through equity-based agreements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents exceeded FDIC-insured limits by $0 and $1,227,025, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computers	5 years
Office Equipment	5 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023, and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when the services are provided to the customer which occurs on the closing of the referred real estate transaction and the Company satisfies its performance obligation.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $18,391 and $30,455, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 3, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2023	2022
Payroll Payable	951	2,053
Total Other Current Liabilities	$ 951	$ 2,053

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Computers	$ 9,980	$ 9,980
Office Equipment	872	872
Property and Equipment, at cost	**10,851**	**10,851**
Accumulated Depreciation	(6,300)	(3,266)
Property and Equipment, net	$ 4,551	$ 7,585

Depreciation expenses for the years ended December 31, 2023, and 2022 were $3,034 and $3,179, respectively.

5. NOTE RECEIVABLE

The details of the Company's Notes Receivable and the terms are as follows:

Note Receivable	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Receivable	Current Portion	Non-Current Portion	Total Receivable
The History Project, Inc., d/b/a Enwoven	$ 100,000	10.00%	08/23/2021	10/01/2023	$ 100,000	$ -	$ 100,000	$ 100,000	$ -	$ 100,000
Total					$ 100,000	$ -	$ 100,000	$ 100,000	$ -	$ 100,000

6. EQUITY INVESTMENT

In 2023, the Company invested $148,183 in 722 Junction Builders LLC, a New Jersey limited liability company, in exchange for a 10.1% equity stake. The investment is classified as an equity investment and accounted for under ASC 321, Investments – Equity Securities. Per the Investment Payback Roadmap Agreement with Nestment, Inc., the Company has the following exit options: a) Between 6 and 18 months, the Company may cash out for a return capped at 10% of the investment plus the original principal; b) Between 18 and 36 months, the return is capped at 18% of the investment plus the original principal; c) After 36 months, the exit may occur through a post-refinancing cash-out.

The Company has assessed its investment as an equity security without a readily determinable fair value and has elected the measurement alternative under ASC 321, recognizing the investment at cost, less impairment, plus or minus observable price changes in orderly transactions for an identical or similar investment. The Company will evaluate the investment for impairment at each reporting period.

7. LEASES

The Company has one operating lease for business premises, The Company's leases have terms maturing through 2026. Monthly payments range from $5,000 to $7,000 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2023, was 2.3 years.

The weighted average discount rate for operating leases as of December 31, 2023, was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023, are as follows:

As of December 31,	2023
2024	$ 68,000
2025	80,000
2026	28,000
2027	-
Thereafter	-
Present Value Discount	(27,375)
Total	**$ 148,625**

8. DEBT

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Springbok Partners	$ 100,000	6.00%	12/10/2021	12/10/2023	$ 100,000	$ -	$ 100,000	$ 100,000	$ -	$ 100,000
Ramos Lujan Investment Group LLC	100,000	6.00%	12/11/2021	12/10/2023	100,000	-	100,000	100,000	-	100,000
Albert Joshua Strickland	50,000	6.00%	12/20/2021	12/10/2023	50,000	-	50,000	50,000	-	50,000
Total					**$ 250,000**	**$ -**	**$ 250,000**	**$ 250,000**	**$ -**	**$ 250,000**

Each note will be convertible into Conversion Shares pursuant to the following events:

- *Event of Default.* Subject to the conversion provisions described below, these Notes will become due and payable immediately without notice or demand upon the occurrence at any time of any of the following events: (a) the Company fails to pay timely any of the principal amount due under these Notes on the date the same becomes due and payable or any accrued interest or other amounts due under these Notes on the date the same becomes due and payable; (b) the Company (i) applies for or consents to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) admits in writing its inability to pay its debts generally as they mature, (iii) makes a general assignment for the benefit of its creditors, (iv) dissolves or liquidates, or (v) commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law; or (c) proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of its property, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company, or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect will be commenced and an order for relief entered or such proceeding will not be dismissed or discharged within 45 days of commencement. Further, the Investor may declare these Notes due and payable in full upon 30 days written notice to the Company in the event of the Company's material breach of any representation, warranty or covenant hereunder which is not then subsequently cured during the 30-day notice period (each of the enumerated events described in this Section 2, an "Event of Default"). Upon the occurrence of an Event of Default, the Investor will have then, or at any time thereafter while such Event of Default is continuing, all of the rights and remedies afforded by applicable law. In the event of an Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Investor in enforcing and collecting these Notes.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Simple Agreements for Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of December 31,	
					2023	2022
SAFE - 2022	2022	$ 15,000,000	$ 3,019,849	80%	$ 3,019,849	$ 3,019,849
SAFE - 2023	2023	15,000,000	555,000	80%	555,000	-
Fair Value in Excess of Stated Value of Derivative Instrument	-	-	-	-	$ 741,781	$ 626,619
Total SAFE(s)					**$ 4,316,630**	**$ 3,646,467**

The SAFE includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. The SAFE requires or may require the issuer to settle the obligation by transferring assets (i.e., cash).

If there is an Equity Financing before the termination of Safe, on the initial closing of such Equity Financing, Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the automatic conversion of Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

If there is a Liquidity Event before the termination of Safe, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

If there is a Dissolution Event before the termination of Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

9. SHARE-BASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2022	-	$ -	-
Exercisable Options at December 31, 2022	-	$ -	-
Granted	292,708	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2023	292,708	$ -	9.12
Exercisable Options at December 31, 2023	192,354	$ -	9.12

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2023, and 2022, the Company recognized stock-based compensation expenses of $419 and $0, respectively.

10. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2023, and 2022, 4,775,000 shares and 4,775,000 shares of common stock, respectively, have been issued and were outstanding.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ (601,793)	$ (424,533)
Valuation Allowance	601,793	424,533
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (1,042,065)	$ (440,272)
Valuation Allowance	1,042,065	440,272
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $3,492,175. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

12. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. RELATED PARTY TRANSACTIONS

There is no related party transaction as of December 31, 2023 and 2022.

14. SUBSEQUENT EVENTS

In 2024, the Company issued SAFEs totalling $1,390,000, with a valuation cap of $15,000,000 and a 20% discount.

In 2024, the Company granted 181,667 stock options to its advisors and employees, with an exercise price of $0.07 and a 10-year expiration period.

15. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,040,997, an operating cash flow loss of $2,061,677 and liquid assets in cash of $72,165, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.